Exhibit 99.21

Date:	September 25, 2025
News Release:	25-22
Ticker Symbols:	TSXV: MOON; OTCQX: BMOOF

Blue Moon Metals Announces Upsize of Bought Deal Public Offering to C$75 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Ontario – September 25, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON;

OTCQX: BMOOF), is pleased to announce that as a result of strong investor demand, the Company has entered into an amended letter agreement with Scotiabank and Canaccord Genuity Corp., acting as joint bookrunners on behalf of a syndicate of underwriters, including Cormark Securities Inc., acting as co-lead underwriter, Haywood Securities Inc. and Fearnley Securities AS (collectively, the “Underwriters”), to increase the size of its previously announced “bought deal” public offering from aggregate gross proceeds of C$60,060,000 to C$75,240,000 (the “Upsized Offering”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis from the Company, 22,800,000 common shares of Blue Moon (the “Common Shares”) at a price of C$3.30 per Common Share.

Blue Moon has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, on the same terms and conditions of the Upsized Offering, up to an additional 15% of the Common Shares issued in connection with the Upsized Offering. The Over-Allotment Option is exercisable, in whole or in part, by the Underwriters at any time until and including 30 days after closing of the Upsized Offering. The maximum gross proceeds raised under the Upsized Offering will be C$86,526,000 in the event the Over-Allotment Option is fully exercised.

The Upsized Offering is expected to close on or about October 1, 2025, and is subject to customary closing conditions, including all necessary stock exchange and other regulatory approvals.

The net proceeds from the Upsized Offering are expected to be used to develop the Blue Moon project in California, confirm the ideal processing solution for the mineralized material from the Blue Moon project, additional exploration at the Blue Moon, Nussir and NSG projects, working capital, and general and administration and corporate activities, as further described in the Supplement (as defined below).

The Common Shares may also be sold in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and in such other jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws, provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

The Common Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act and applicable states securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

Date:	September 25, 2025
News Release:	25-22
Ticker Symbols:	TSXV: MOON; OTCQX: BMOOF

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include, among others, risks relating to the completion of the Upsized Offering as planned, the approval of the Upsized Offering by the Exchange, the intended use of the proceeds of the Upsized Offering, and the anticipated closing date of the Upsized Offering. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about Blue Moon and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.